Pricing Supplement dated January 5, 2007 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$[•]
Callable Range Accrual Notes due January 26, 2022

Principal Amount:	$[•]	Issuer:	Barclays Bank PLC

Principal Protection Percentage:	100%	Series:	Medium-Term Notes, Series A

CUSIP Number:	06738C WS 4	Trade Date:	January 5, 2007

ISIN:	US06738CWS42	Original Issue Date:	January 26, 2007

Denominations:	Minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.	Maturity Date:	January 26, 2022, subject to optional redemption (for a term not less than one year).

Business Day:	☒ New York (for interest payment dates only) ☒ London (for interest payment dates and reference asset fixing dates) ☐ Euro ☐ Other ( )	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below):

☐        Fixed Rate

☐        Regular Floating Rate

☐        Inverse Floating Rate (see page S-36 of the prospectus supplement for a description of inverse floating rate Notes)

☒       Other (see description in this pricing supplement)

Day Count Convention: ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365 ☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Reference Asset: ☐ CD Rate ☐ CMS Rate ☐ CMT Rate Designated CMT Telerate Page: ☐ 7051 ☐ 7052 ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ EURIBOR

☐        Federal Funds (Effective) Rate

☐        Federal Funds (Open) Rate

☒       LIBOR

         Designated LIBOR Page: ☐ Reuters:

                                                   ☒ Telerate: 3750

☐        Prime Rate

☐        Treasury Rate

☐        Consumer Price Index (the “CPI”); Reference Month:

☐        Other (see description in this pricing supplement)

Designated Currency of the Reference Asset:	U.S. Dollar

Designated Maturity of the Reference Asset:	Six-month LIBOR (as described under “Reference Assets—Floating Interest Rate—LIBOR” in the prospectus supplement).

Spread:	None	Maximum Interest Rate:	7.50%

Multiplier:	None	Minimum Interest Rate:	0%

Initial Interest Rate:	Not applicable

Interest Rate Formula:	For each interest period, the interest rate per annum will be calculated as follows: Maximum Interest Rate × Accrual Factor

Accrual Factor:

With respect to any interest period, the number of calendar days in the interest period where the value of the reference asset is within the range—above the lower barrier and below the upper barrier—divided by the total number of calendar days in the interest period.

Notwithstanding anything else to the contrary, on any calendar day that is not a business day and for which, therefore, no value for the reference asset is available, the value of the reference asset on the preceding business day will apply with respect to that calendar day.

Rate Cut-Off:	The value of the reference asset applicable to the sixth business day prior to an interest payment date will remain in effect until the interest payment date.

Range
	Period	Lower Barrier	Upper Barrier
	Issue date to maturity date, or earlier optional redemption date	0.00%	6.50%

Interest Payment Date:	☐ Monthly,	☐ Quarterly,	☒ Semi-Annually,	☐ Annually,

in arrears on the 26th day of July and October, commencing on July 26, 2007 and ending on the maturity date or the early redemption date, if applicable.

Interest Period:	The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date. Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date.

Redemption at the Option of the Company:	Barclays Bank PLC will have the option to redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount being redeemed together with any accrued, but unpaid, interest thereon, semi-annually on each 26th day of July and October, occurring on or after January 26, 2008 by giving at least five business days prior written notice to the Trustee and to each registered holder of the Notes.

Settlement:	DTC; Book-entry; Transferable.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[•]%	[•]%*
Total	$[•]	$[•]	$[•]

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

GENERAL TERMS FOR THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contain the terms of the Notes and this pricing supplement supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Interest Rate Payable on the Notes Assuming a Range of Performances for the Reference Asset?

The following examples illustrate the examples of the amount that may be payable on an interest payment date:

You will not receive less than the principal amount of the Notes if you hold the Notes to maturity.

Interest Rate Calculation

Maximum Interest Rate	×	Accrual Factor	=	7.50%	×	n
N

where:

n = number of days in the interest period when the value of the reference asset is less than 6.50%; and

N = total number of calendar days in the interest period.

Notwithstanding anything else to the contrary, on any calendar day that is not a business day and for which, therefore, no value for the reference asset is available, the value of the reference asset on the preceding business day will apply with respect to that calendar day.

If interest rate per annum on any interest payment date is zero, you will not receive an interest payment on the corresponding interest payment date.

Example 1: Assuming the value of the reference asset is within the range on every calendar day in the applicable interest period (i.e., accrual factor = 1), on the applicable interest payment date, the interest rate per annum for the applicable interest period would be 7.50% calculated as follows: 7.50% × 1 = 7.50%.

Example 2: Assuming the value of the reference asset is outside the range on every calendar day in the applicable interest period (i.e., accrual factor = 0), on the applicable interest payment date, the interest rate per annum for the applicable interest period would be 0.00% calculated as follows: 0.00% × (0) = 0.00%, and you would receive no interest payment for that interest period.

Example 3: Assuming the value of the reference asset is within the range on 60% of the calendar days (i.e., accrual factor = 0.6) in the applicable interest period, on the applicable interest payment date, the interest rate per annum for the applicable interest period would be 4.50% calculated as follows: (7.50% × 0.6) = 4.50%.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, once the calculation agent has determined the interest rate per annum, the calculation agent will calculate the actual interest payment amount by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day.

Interest Payment Calculation

Example: Assuming a hypothetical interest rate per annum of 4.778% for the applicable interest period, the interest payment amount on $1,000 principal amount of Notes would be $23.89, calculated as follows:

Interest Factor = 4.778% × (180/360) = 2.389%

PS–1

where, 30/360 is the applicable day count fraction for the relevant interest period.

Interest Payment = $1,000 × 2.389% = $23.89

Selected Purchase Considerations—General

•	Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Interest Payments—Your Notes will pay interest linked to the performance of the reference asset relative to the range.

•	Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We have been advised that it is reasonable to treat, and we intend to treat, the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing in securities directly linked to the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•	Reference Asset / Interest Payment Risk—If, during any interest period, the value of the reference asset is outside the applicable range, then the interest rate for that interest period will be diminished in proportion to the number of calendar days in the interest period that the value of the reference asset is outside the applicable range, and you will not receive the maximum return on the Notes of 7.50%. If the value of the reference asset is outside the applicable range on every calendar day throughout the term of the Notes, then you will receive no interest payment for that interest period with respect to your Notes.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the value of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

PS–2

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about January 26, 2007, which is the fourteenth business day following the date of this pricing supplement (this settlement cycle being referred to as “T+14”). See “Plan of Distribution” in the prospectus supplement.

PS–3

$[•]

BARCLAYS BANK PLC

CALLABLE RANGE ACCRUAL NOTES DUE JANUARY 26, 2022

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED NOVEMBER 1, 2006)